Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 30, 2020 with respect to the consolidated financial statements of Venus Concept Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2019 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern) appearing in the Annual Report on Form 10-K dated March 30, 2020, which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in this Registration Statement, and to the use of our name as it appears under the caption “Experts”.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

April 17, 2020

Toronto, Canada